

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act
P.E. 12-17-02



03000884

January 2, 2003

Bruce W. Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station, NJ 08889-0100

Act 1934
Section
Rule 14A-8
Public Availability 1-2-2003

Re: Merck & Co., Inc.
Incoming letter dated December 17, 2002

Dear Mr. Ellis:

This is in response to your letter dated December 17, 2002 concerning the shareholder proposal submitted to Merck by Robert D. Morse. We also have received a letter from the proponent dated December 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1216


MERCK

December 17, 2002

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") a New Jersey corporation, has received a shareholder's proposal (the "Proposal") from Robert D. Morse (the "Proponent") for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> Management and Directors are requested to change the format of the Proxy Material. This is a single Proposal, and includes the voting card, noting WHAT to change.. (sic)
>
> Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate Statements in Rules of Incorporation or State Rules. Rules are NOT laws!

The Proponent's supporting statement for his Proposal is attached as Appendix A.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials under Rule 14a-8(i)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on the basis that the proposal would be false and misleading and therefore contrary to Rule 14a-9. In reaching this conclusion we specifically note that Merck has not opted out of the plurality voting that otherwise is specified by New Jersey law.

DISCUSSION

The Company is a New Jersey corporation. Under New Jersey Business Corporation Act 14A:5-24(3), "Except as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast at an election." The Company has not opted out of the plurality voting set forth in NJBCA 14A:5-24(3). Attached as Appendix B is a letter from Pitney, Hardin, Kipp & Szuch, LLP, that the proposal would not be consistent with applicable state law. We intend that Appendix B constitute an opinion of counsel within the meaning of Rule 14a-8(j)(2)(iii).

This means that a vote "against" has no effect: instead, the nominee for director who receives the greatest number of favorable votes is elected. In other words, if for example a nominee received one "for" vote in an election, and 500,000 "against" votes, under state law as applicable to the Company, the nominee would be elected.

In 2002, the Division granted a request for a no action letter to Exxon Mobil Corporation, also a New Jersey corporation, for a substantially similar proposal from this Proponent. The Division noted that Exxon Mobil's governing instruments

> do not opt out of plurality voting otherwise specified by New Jersey law, and therefore it appears that implementation of the proposal would result in Exxon Mobil's proxy material being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Exxon Mobil omits the proposal from its proxy materials in reliance on rule 14a-8(a)(i)(2).

2002 *SEC No-Act. LEXIS* 464. The Division also granted no action letter requests for substantially similar proposals to Coca-Cola Company, Visteon Corporation and Lucent Technologies Inc. (under Delaware law, which is substantially similar to NJBCA 14A:5-24(3), "implementation of the proposal would result in [the company's] proxy material being false or misleading under rule 14a-9") 2002 *SEC No-Act LEXIS* 159, 160 and 803, respectively, AT&T Corp. (under New York law, which is substantially similar to NJBCA 14A:5-24(3), "implementation of the proposal would result in AT&T's proxy material being false or misleading under rule 14a-9") 2002 *SEC No-Act LEXIS* 348, and CSX Corporation (under Virginia law, which is substantially similar to NJBCA 14A:5-24(3), "implementation of the proposal would result in CSX's proxy material being false or misleading under rule 14a-9") 2002 *SEC No-Act LEXIS* 374.

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2003 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(2) on the basis that the proposal would be false and misleading and therefore contrary to Rule 14a-9.

If the Division believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2) promulgated under the Exchange Act, we have enclosed six copies of this letter, the Proposal, including the statement in support thereof, and the supporting statement of counsel.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about March 13, 2003.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: 

Bruce W. Ellis
Assistant Counsel

cc: Robert D. Morse
Enc.

APPENDIX A

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single Proposal, and includes the voting cards, noting WHAT to change..

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote for Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements in Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for reelection and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted.. Management's claiming votes of signed but unmarked proxies is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

APPENDIX B

PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 682-3485

RED BANK, NEW JERSEY
(732) 224-1200
FACSIMILE (732) 224-3630

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 16, 2002

Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

In connection with the election of directors at the 2003 annual meeting of shareholders of Merck & Co. Inc. a New Jersey corporation (the "Company"), you have asked our opinion as to the effectiveness of a vote by a shareholder "against" a director.

Pursuant to Section 14A:5-24(3) of the New Jersey Business Corporation Act (the "Act"), unless provided otherwise by a company's certificate of incorporation, directors of a company are elected by a plurality of votes cast by shareholders at an election. New Jersey law does not provide shareholders an option to vote against directors who are nominated for election. The only recognized voting options for shareholders under New Jersey law are to vote for a nominee, or to not vote for, thus withhold the vote from, the nominee. Although the Act does permit corporations to fashion an alternative method of selecting directors by inclusion of an appropriate provision in the certificate of incorporation, the certificate of incorporation of the Company has no such provision.

Accordingly, under the Act, a vote "against" a director is not counted in determining the directors elected in the election.

If you were to include a mechanism for shareholders to vote "against" a director in an election of directors, the shareholders would be thereby misled into believing that such a "no" vote was in some way determinative in the election. Because, under the Act, such votes "against" would have no impact whatsoever, the inclusion of such a voting mechanism would be misleading to the shareholders.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Company's proxy materials for its 2003 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon in any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,



PITNEY, HARDIN, KIPP & SZUCH LLP

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
December 23, 2002

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. letter of
December 17, 2002
to the SEC.
Copy received December 20, 2002

Ladies and Gentlemen:

I have received yet another objection to printing my Proposal, in that the Company claims that State Plurality Law would be violated, and that is followed by stating that my Proposal would also violate SEC regulations, or Laws as "false and misleading" It is just more misleading to a shareowner who thinks they are able to offer an objection by "withholding" as to certain nominees, when in fact all candidates win as there can be no "Against" voting.

There is no submission of proof that a shareowner's "Right of Dissent" has not been denied in any objections, but some note that: "the commission considered and rejected a proposal similar to mine". This was accomplished under pressure from legal input, or lobbyists representing corporate interests. What is wrong with the right to vote oneself as being opposed to the nominees presented by management? As I stated many times, the Laws/Rules are unconstitutional and/or contrary to the Bill of Rights as discriminatory in that respect. It is up to the Commission to stand fast to this standard, and allow a legitimate objection to the system in effect now.

A letter from a legal firm to Merck & Co. whom forwarded copy to SEC and myself, outlines specifically how the Plurality Voting arrangement denies a shareowner the right to vote "Against" a proposal. The letter specially notes that the firm is not to be quoted in any manner without permission. Does this not show that they do not want to go on record as having proved the process is illegal?

I would expect a re-admission of my right to have the Proposal printed in all cases presented to the Commission, including the "non attendance" Rule, as being discriminatory.

6 copies to SEC
1 copy to Company

Sincerely,
Robert D. Morse



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 17, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(2). In this regard, because Merck's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, it appears that implementation of the proposal would result in Merck's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Grace K. Lee
Special Counsel